FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	jprv@endesa.cl
Jaime Montero
Investor Relations Director	Irene Aguiló
Endesa Chile	iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl	Jacqueline Michael
jmc@endesa.cl

FINAL INVESTMENT DECISION AGREEMENT (FID) - NATURAL GAS RE-GASIFICATION PLANT

(Santiago, Chile, June 1st, 2007) Endesa Chile (NYSE: EOC) announced the following release.

In accordance with Articles 9 and 10 of the Law on the Securities Market and General Norm Nº 30 issued by the Superintendence, and duly empowered to do so by the Company’s Board of Directors, I hereby inform you of the following Essential Fact.

May 31st 2007 Empresa Nacional de Electricidad S.A. (Endesa Chile), together with the companies, Empresa Nacional del Petróleo (ENAP), Metrogas S.A. (Metrogas) and British Gas approved the Final Investment Decision Agreement (FID) of the Natural Gas Re-gasification Plant in Quintero. With this document duly signed, our affiliate, GNL Quintero S.A., which will manage the development of the Liquefied Natural Gas (LNG) Project, located in Quintero, Fifth Region of Chile, has issued the Full Notice to Proceed (FNTP) of the Engineering Procurement and Construction Contract (EPC) with the company Chicago, Bridge & Iron (CBI) for the construction of the Re-gasification Plant of the LNG Project in Quintero, for an amount up to US$ 788.1 million. Total investment for this Project, including total costs arising from the contracts, the re-gasification plant and its corresponding dock is estimated to reach US$ 940 million.

With the subscription and issuance of the aforementioned documentation, as well as the subscription of other related commercial contracts and documentation, the stage for closing the technical, commercial and legally-binding contracts for all parties involved in the Project has been completed, and starting as of today the construction phase of the LNG project.

The Quintero LNG Project consists in the construction of a re-gasification plant of liquefied natural gas with a capacity of 9 million m3/day, with the possibility to expand the capacity up to 18 million m3/day. The project also contemplates the construction of 2 storage tanks with a gross capacity of 160,000 m3 and also included the possibility of adding another storage tank. The purpose of the project is to supply liquefied natural gas to the shareholders; in the case of Endesa Chile, to the combined cycle plants, San Isidro I and San Isidro II, located in the province of Quillota, Chile.

The start-up of the LNG project’s construction phase, the first of its kind in Chile, represents a significant step in the purpose to reach energy independence for the Chilean electricity industry, an objective in which Endesa Chile is committed to.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: June 4th, 2007

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